082-04994



RECEIVED
2010 AUG 30 P 1:33

AR/S
12-31-09

C I Fund Management

Financial Statements

Management's Report To Shareholders

Management of CI Financial Corp. ["CI"] is responsible for the integrity and objectivity of the consolidated financial statements and all other information contained in this document. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are based on management's best information and judgment.

In fulfilling its responsibilities, management has developed internal control systems and procedures designed to provide reasonable assurance that CI's assets are safeguarded, that transactions are executed in accordance with appropriate authorization, and that accounting records may be relied upon to properly reflect CI's business transactions.

The Audit Committee of the Board of Directors is composed of outside directors who meet periodically and independently with management and the auditors to discuss CI's financial reporting and internal control. The Audit Committee reviews the financial information prepared by management and the results of the audit by the auditors prior to recommending the consolidated financial statements to the Board of Directors for approval. The external auditors have unrestricted access to the Audit Committee.

Management recognizes its responsibility to conduct CI's affairs in the best interests of its shareholders.



William T. Holland
Chief Executive Officer



Douglas J. Jamieson
Chief Financial Officer

Auditors' Report

To the Shareholders of
CI Financial Corp.

We have audited the consolidated balance sheets of CI Financial Corp. ["CI"] [formerly CI Financial Income Fund] as at December 31, 2009 and 2008, and the consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of CI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CI as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
February 17, 2010.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Consolidated Balanced Sheets

As at December 31

[in thousands of dollars]	2009 $	2008 $
ASSETS		
Current		
Cash and cash equivalents	**72,120**	35,168
Client and trust funds on deposit	**109,004**	108,150
Marketable securities	**6,460**	10,774
Accounts receivable and prepaid expenses *[note 16]*	**92,711**	127,414
Future income taxes *[note 17]*	**9,644**	31
Assets held for sale *[note 3]*	**6,670**	454,673
Total current assets	**296,609**	736,210
Capital assets, net *[note 4]*	**18,238**	21,002
Deferred sales commissions, net of accumulated amortization of $590,843 [2008 - $475,227] *[note 16]*	**582,127**	588,935
Fund contracts *[note 5]*	**1,010,078**	1,014,757
Goodwill *[note 3]*	**1,051,285**	1,051,285
Other assets *[note 6]*	**47,826**	72,702
Assets held for sale *[note 3]*	**268**	129,248
	3,006,431	3,614,139
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[notes 3, 9 and 16]*	**138,140**	116,697
Dividends payable *[note 14]*	**35,096**	—
Client and trust funds payable	**108,004**	107,297
Income taxes payable	**8,727**	16,660
Equity-based compensation *[note 10(b)]*	**33,877**	95
Preferred shares issued by subsidiary *[note 8]*	**20,662**	—
Current portion of long-term debt *[note 7]*	**8,062**	187,388
Liabilities held for sale *[note 3]*	**561**	420,251
Total current liabilities	**353,129**	848,388
Long-term debt *[note 7]*	**668,462**	812,013
Preferred shares issued by subsidiary *[note 8]*	**—**	19,678
Future income taxes *[note 17]*	**373,905**	332,348
Total liabilities	**1,395,496**	2,012,427
Commitments and contingencies *[note 15]*		
Shareholders' equity		
Share capital *[note 10(a)]*	**2,008,846**	1,985,912
Contributed surplus	**11,445**	47,587
Deficit	**(409,086)**	(431,162)
Accumulated other comprehensive loss	**(270)**	(625)
Total shareholders' equity	**1,610,935**	1,601,712
	3,006,431	3,614,139

(see accompanying notes)

On behalf of the Board of Directors:



William T. Holland
Director



G. Raymond Chang
Director

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31

[in thousands of dollars, except per share amounts]	**2009** **$**	2008 $
REVENUE		
Management fees	**1,041,519**	1,163,818
Administration fees	**113,705**	130,370
Redemption fees	**30,231**	35,985
Gain (loss) on sale of marketable securities	**2,903**	(2)
Other income *[notes 6 and 16]*	**30,127**	36,030
	1,218,485	1,366,201
EXPENSES		
Selling, general and administrative *[notes 6 and 10(b)(c)]*	**279,997**	256,395
Trailer fees *[note 16]*	**299,701**	336,071
Investment dealer fees	**86,696**	102,603
Amortization of deferred sales commissions and fund contracts	**164,372**	147,162
Interest *[notes 7 and 16]*	**26,540**	46,503
Other *[note 6]*	**19,729**	21,731
Restructuring costs *[note 9]*	**—**	11,000
Impairment of available-for-sale assets *[note 11]*	**—**	11,000
	877,035	932,465
Income from continuing operations before income taxes	**341,450**	433,736
Provision for (recovery of) income taxes *[note 17]*		
Current	**(3,132)**	6,096
Future	**48,399**	(23,600)
	45,267	(17,504)
Net income from continuing operations for the year	**296,183**	451,240
Net loss from discontinued operations for the year *[note 3]*	**(51,337)**	(5,884)
Net income for the year	**244,846**	445,356
Other comprehensive income (loss), net of tax *[note 11]*		
Unrealized gain on available-for-sale financial assets, net of income taxes of $18 [2008 – $164]	**122**	545
Reversal of (gains) losses to net income on available-for-sale financial assets, net of income taxes of $44 [2008 - ($389)]	**233**	(2,019)
Total other comprehensive income (loss), net of tax	**355**	(1,474)
Comprehensive income	**245,201**	443,882
Basic earnings per share from continuing operaitons *[note 10(e)]*	**$1.01**	$1.62
Diluted earnings per share from continuing operations *[note 10(e)]*	**$1.01**	$1.61

(see accompanying notes)

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31

(in thousands of dollars)	**2009** **$**	2008 $
SHARE CAPITAL *[note 10(a)]*		
Balance, beginning of year	**1,985,912**	1,788,501
Issuance of share capital	**—**	210,048
Share repurchase, net of issuance of share capital on vesting of deferred equity units *[note 10(c)]*	**22,934**	(12,637)
Balance, end of year	**2,008,846**	1,985,912
CONTRIBUTED SURPLUS *[note 10(a)(c)(d)]*		
Balance, beginning of year	**47,587**	39,300
Compensation expense for deferred equity unit plan	**249**	27,139
Issuance of share capital on vesting of deferred equity units	**(36,391)**	(18,852)
Balance, end of year	**11,445**	47,587
DEFICIT		
Balance, beginning of year	**(431,162)**	(377,983)
Net income for the year	**244,846**	445,356
Cost of shares repurchased in excess of stated value *[note 10(a)]*	**(21,139)**	(76,602)
Share issuance costs *[note 10(a)]*	**—**	(5,265)
Dividends declared	**(201,631)**	(416,668)
Balance, end of year	**(409,086)**	(431,162)
ACCUMULATED OTHER COMPREHENSIVE LOSS		
Balance, beginning of year	**(625)**	849
Other comprehensive income (loss)	**355**	(1,474)
Balance, end of year	**(270)**	(625)
Net change in shareholders' equity during the year	**9,223**	151,045
Shareholders' equity, beginning of year	**1,601,712**	1,450,667
Shareholders' equity, end of year	**1,610,935**	1,601,712

(see accompanying notes)

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of dollars)	**2009** **$**	2008 $
OPERATING ACTIVITIES		
Net income from continuing operations for the year	**296,183**	451,240
Add (deduct) items not involving cash		
(Gain) loss on sale of marketable securities	**(2,903)**	2
Impairment of available-for-sale assets	**—**	11,000
Equity-based compensation	**33,782**	(27,056)
Amortization of deferred sales commissions and fund contracts	**164,372**	147,162
Amortization of other	**6,899**	11,160
Future income taxes	**48,399**	(23,600)
	546,732	569,908
Net change in non-cash working capital balances related to continuing operations	**53,620**	(7,062)
Cash provided by continuing operating activities	**600,352**	562,846
Cash provided by (used in) discontinued operating activities	**(47,081)**	20,458
Cash provided by operating activities	**553,271**	583,304
INVESTING ACTIVITIES		
Purchase of marketable securities	**(465)**	(1,200)
Proceeds on sale of marketable securities	**8,099**	1,948
Additions to capital assets	**(4,116)**	(9,402)
Deferred sales commissions paid	**(152,885)**	(190,926)
Additions to other assets	**(1,205)**	(399)
Proceeds on sale of other assets	**19,876**	1,321
Proceeds on sale of discontinued operations	**93,300**	—
Cash used in continuing investing activities	**(37,396)**	(198,658)
Cash provided by (used in) discontinued investing activities	**7,168**	(1,321)
Cash used in investing activities	**(30,228)**	(199,979)

(continued)

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of dollars)	**2009** **$**	2008 $
FINANCING ACTIVITIES		
Increase (decrease) in long-term debt	**(870,376)**	71,460
Issuance of Debentures *[note 7]*	**547,480**	—
Repurchase of share capital *[note 10(a)]*	**(36,573)**	(108,091)
Issuance of share capital *[note 10(a)]*	—	202,285
Dividends paid to shareholders *[note 14]*	**(166,535)**	(524,304)
Cash used in financing activities	**(526,004)**	(358,650)
Net increase (decrease) in cash and cash equivalents during the year	**(2,961)**	24,675
Cash and cash equivalents, beginning of year	**80,081**	55,406
Cash and cash equivalents, end of year	**77,120**	80,081
Cash and cash equivalents, beginning of year includes:		
Cash from continuing operations	**35,168**	29,630
Cash from discontinued operations	**44,913**	25,776
	80,081	55,406
Cash and cash equivalents, end of year includes:		
Cash from continuing operations	**72,120**	35,168
Cash from discontinued operations	**5,000**	44,913
	77,120	80,081
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	**26,501**	39,563
Income taxes paid	**11,340**	12,387

(see accompanying notes)

CI Financial Corp. ["CI"] [formerly CI Financial Income Fund] is incorporated under the laws of the Province of Ontario. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

On January 1, 2009, CI Financial Income Fund converted by way of a Plan of Arrangement [the "Conversion"], to a corporation known as CI Financial Corp. Under the Conversion, unitholders of CI Financial Income Fund exchanged each of their trust units ["Trust unit"] and Class B limited partner units of Canadian International LP ["Exchangeable LP unit"] for common shares of CI Financial Corp. on a one-for-one basis. As a result, the consolidated financial statements of CI have been prepared using the continuity of interest in the assets, liabilities and operations of CI Financial Income Fund.

These consolidated financial statements reflect CI as a corporation subsequent to December 31, 2008 and as an income trust prior to the Conversion. All references to "shares" refer collectively to common shares subsequent to December 31, 2008 and to Trust and Exchangeable LP units prior to the Conversion. All references to "dividends" refer collectively to payments to shareholders subsequent to December 31, 2008 and to unitholders prior to the Conversion.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"].

Basis of presentation

The consolidated financial statements include the accounts of CI, CI Investments Inc. ["CI Investments"], United Financial Corporation ["United"] and Assante Wealth Management (Canada) Ltd. ["AWM"] and their subsidiaries. The consolidated financial statements also include the assets and liabilities and results of operations of variable interest entities where CI is the primary beneficiary. Hereinafter, CI and its subsidiaries are referred to as CI.

Revenue recognition

Management fees are based upon the net asset value of the funds managed by CI and are recognized on an accrual basis.

Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis and advisory fees, which are recorded when the services related to the underlying engagements are completed.

Redemption fees payable by securityholders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

Financial instruments

Financial assets may be classified either as held-for-trading ["HFT"], available-for-sale ["AFS"], held-to-maturity ["HTM"] or loans and receivables. Financial liabilities may be classified as either as HFT or other. All financial instruments are initially measured at fair value. After initial recognition, financial instruments classified as HFT or AFS are measured at fair value using quoted market prices in an active market. For financial instruments where an active market does not exist, fair value is based on valuation techniques, unless it is an equity instrument classified as AFS, in which case it is measured at cost. All other financial instruments, which include those classified as HTM investments, loans and receivables and other financial liabilities, are measured at amortized cost using the effective interest rate method. Changes in fair value of financial assets classified as AFS are reflected in other comprehensive income until the financial asset is disposed of or becomes impaired. Changes in fair value of financial instruments, other than those classified as AFS, are reflected in net income.

Financial instruments included in CI's accounts have the following classifications:

- Cash and cash equivalents and derivative financial instruments are classified as HFT and measured at fair value.
- Client and trust funds on deposit and accounts receivable are classified as loans and receivables and measured at amortized cost.
- Marketable securities are classified as AFS and measured at fair value, unless it is an equity instrument that does not have an active market quotation, in which case it is measured at cost.
- Other assets are classified as loans and receivables and measured at amortized cost, with the exception of a long-term investment asset classified as AFS which was disposed of in 2009.
- Accounts payable and accrued liabilities, dividends payable, client and trust funds payable, long-term debt and preferred shares issued by subsidiary are classified as other financial liabilities and measured at amortized cost.

Transaction costs on Debentures

Transaction costs and the discount associated with the issuance of long-term debt classified as other financial liabilities are included in the carrying amount of the liability and amortized over the term of the Debentures.

Derivatives and hedging

CI may enter into interest rate swap agreements to reduce its exposure to interest rate risk on its long-term debt. CI does not enter into derivative financial instruments for trading or speculative purposes. At the inception of the swap agreement, CI formally documents the hedging relationship, detailing the risk management objective and the hedging strategy of the hedge. The documentation specifies the asset, liability or cash flows being hedged, the related hedging item, the nature of the specific risk exposure or exposures being hedged, the intended term of the hedging relationship, the method for assessing the effectiveness of the hedging relationship, and the method for measuring the ineffectiveness of the hedging relationship. Derivative financial instruments that have been designated and qualify for hedge accounting are classified as either cash flow or fair value hedges. Effective December 16, 2009, CI entered into interest rate swap agreements which are designated as fair value hedges. No other derivative financial instruments were entered into in 2008 or 2009.

Changes in the fair value of the interest rate swaps are recognized in the consolidated statement of income as other income. Similarly, changes in the fair value of the hedged item attributable to the hedged risk are also recognized in the consolidated statement of income as other income with a corresponding adjustment to the long-term debt in the consolidated balance sheet. Hedge accounting is discontinued prospectively if the hedging relationship no longer qualifies as an effective hedge or if the hedging item is settled. The hedged item is no longer adjusted to reflect changes in fair value. Amounts previously recorded as cumulative adjustments to the effective portion of gains and losses attributable to the hedged risk are amortized using the effective interest rate method and recognized in the consolidated statement of income over the remaining useful life of the hedged item. Hedge accounting is also discontinued if the hedged item is sold or terminated before maturity. In such a situation, the cumulative adjustments with respect to the effective portion of gains and losses attributable to the hedged risk are immediately recorded in the consolidated statement of income.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit, highly liquid investments and interest bearing deposits with original maturities of 90 days or less.

Client and trust funds

Client and trust funds on deposit include amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. Client and trust funds on deposit also include amounts for client transactions that are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client's account. Amounts loaned are limited by margin regulations of the Investment Industry Regulatory Organization of Canada ["IIROC"] and other regulatory authorities, and are subject to CI's credit review and daily monitoring procedures.

The corresponding liabilities related to the above accounts and transactions are included in client and trust funds payable.

Marketable securities

Marketable securities consist of investments in mutual fund securities, publicly traded companies and an investment in a private company. Marketable securities are measured at fair value. Mutual fund securities are valued using the net asset value per unit of each fund. The fair value of publicly traded companies is determined using quoted market prices. CI's investment in a private company is valued at cost and adjusted for impairment. Realized and unrealized gains and losses are recognized using average cost. Except for impairment losses, gains and losses in the fair value of marketable securities are recorded as other comprehensive income (loss) until disposed of, at which time any gain or loss is recorded in net income. When a decline in fair value is other than temporary and there is objective evidence of impairment, the cumulative loss that had been recognized directly in other comprehensive income (loss) is removed and recognized in net income, even though the financial asset has not been derecognized.

Capital assets

Capital assets are recorded at cost less accumulated amortization. These assets are amortized over their estimated useful lives as follows:

Computer hardware	30% declining balance or straight-line over three to four years
Computer software	Straight-line over two to four years
Office equipment	20% declining balance or straight-line over five years
Leasehold improvements	Straight-line over the term of the lease

Deferred sales commissions

Commissions paid on sales of deferred sales charge mutual funds represent commissions paid by CI to brokers and dealers, and are recorded on the trade date of the sale of the applicable mutual fund securities. Deferred sales commissions are recorded net of any write-down for impairment. CI evaluates the carrying value of deferred sales commissions for potential impairment based on estimated discounted future cash flows from fees earned on the related mutual fund securities. Deferred sales commissions are amortized on a straight-line basis over 84 months from the date recorded, except for commissions on low-load mutual fund securities, which are amortized on a straight-line basis over 36 months.

Fund contracts
Fund administration contracts and fund management contracts [collectively, "fund contracts"] are recorded net of any write-down for impairment. CI evaluates the carrying value of fund contracts for potential impairment based on estimated future cash flows. These evaluations are performed on an annual basis or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Fund administration contracts are amortized on a straight-line basis over 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over a period of up to 20 years, depending on the contractual terms of such agreements and management's best estimate of their useful lives. Fund management contracts with an indefinite life are not amortized.

Goodwill
Goodwill is recorded as the excess of purchase price over identifiable assets acquired. Goodwill is allocated to the reporting units and any impairment is identified by comparing the carrying value of a reporting unit with its fair value. If the carrying value of a reporting unit exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. These evaluations are performed on an annual basis or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Equity-based compensation
CI has an employee incentive share option plan that includes a cash settlement option. Compensation expense is recognized and recorded as a liability based upon the intrinsic value of outstanding share options at the balance sheet date and the proportion of their vesting periods that have elapsed. On the exercise of share options for cash, the liability recorded with respect to the options is reduced for the settlement. If share options are exercised for shares, the liability recorded with respect to the options and consideration paid by the option holders are credited to share capital.

CI also has a deferred equity unit plan for senior executives and other key employees whereby deferred equity units ["DEU Awards"] are granted in lieu of compensation. Compensation expense is recognized and recorded as contributed surplus based upon the market value of DEU Awards at the grant date. Forfeitures of DEU Awards reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of DEU Awards, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

Compensation trust
CI uses a compensation trust, which holds CI's common shares, to fulfill obligations to employees arising from CI's deferred equity unit plan. CI is the primary beneficiary of the trust and therefore, the trust is consolidated in accordance with the principles of CICA Handbook Section 1590, *Subsidiaries*.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

The treasury stock method is used in the calculation of per share amounts. Basic earnings per share is determined by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is determined by adjusting the weighted average number of shares outstanding for the dilutive effect of DEU Awards under the deferred equity share plan. The employee incentive share option plan does not have a dilutive effect on earnings per share as CI accounts for its share options as a liability.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars using historical exchange rates. Revenue and expenses are translated at average rates prevailing during the period. Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. Translation exchange gains and losses are included in other income in the period in which they occur.

Comprehensive income

Comprehensive income includes all changes to shareholders' equity other than those resulting from investments by owners and distributions to owners and is presented in the consolidated statement of income and comprehensive income. In addition to net income, it includes other comprehensive income (loss), such as unrealized gains and losses on financial assets classified as AFS and other changes from non-owner sources. Accumulated other comprehensive income (loss) is presented in the consolidated statement of shareholders' equity.

Disposal of long-lived assets and discontinued operations

Long-lived assets classified as "held for sale" are measured at the lower of carrying value and fair value less disposal costs and are not amortized. Assets and liabilities of operations to be discontinued are classified as "held for sale" in the consolidated balance sheet until the transaction is completed. The results of operations that have been disposed or that are classified as "held for sale" are reported net of applicable income taxes as a net gain or loss from discontinued operations in the consolidated statement of income. The cash flows from discontinued operations are presented separately in the consolidated statement of cash flows.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

[in thousands of dollars, except per share amounts]

2. CHANGE IN ACCOUNTING POLICIES

Goodwill and intangible assets

On January 1, 2009, CI adopted retrospectively, CICA Handbook Section 3064, *Goodwill and Intangible Assets* which replaces Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs.* Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of Section 3064 did not have a material impact on the financial position or results of operations of CI.

Credit risk and fair value

Effective January 1, 2009, CI adopted retrospectively without restatement, CICA Emerging Issues Committee Abstract EIC-173, *Credit Risk and the Fair Value of Financial Assets and Liabilities.* EIC-173 requires CI's own credit risk and the credit risk of the counterparty to be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the financial position or results of operations of CI.

Embedded derivatives

In April 2009, the Canadian Accounting Standards Board ["AcSB"] posted a typescript to CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* amending paragraph A32(g) to include a new paragraph A32(g)(ii) regarding when an embedded prepayment option is closely related to a host debt instrument. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted. CI adopted the amendments retrospectively, in 2009. The adoption of these amendments did not have a material impact on the financial position or results of operations of CI.

Financial instrument disclosures

In June 2009, the AcSB amended CICA Handbook Section 3862, *Financial Instruments – Disclosures,* adopting the amendments to IFRS 7, *Financial Instruments: Disclosures,* issued in March 2009. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The amendments to Section 3862 require enhanced disclosures about fair value measurements, including the relative reliability of inputs used in the measurement, and about the liquidity risk, of financial instruments.

All financial instruments recognized at fair value in the consolidated balance sheet are classified into three fair value hierarchy levels as follows:

- Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
- Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.
- Level 3 – valuation techniques with significant unobservable market inputs.

[in thousands of dollars, except per share amounts]

CI adopted the amendments for the 2009 annual financial statements. These amendments resulted in additional disclosures in the notes to the consolidated financial statements *[see notes 11 and 12]*, but did not have an impact on the financial position or results of operations of CI.

Financial instrument classification

In August 2009, the AcSB amended CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement* and Section 3025, *Impaired Loans*, to converge with international accounting standards IAS 39, *Financial Instruments: Recognition and Measurement*, by changing the categories into which debt instruments are required or permitted to be classified, permitting reclassification of financial assets from held-for-trading and available-for-sale categories into the loans and receivables category, and specifying the circumstances in which such transfers can be made and the accounting for those transfers. The amendments are effective for annual financial statements beginning on or after November 1, 2008. CI adopted the amendments in the fourth quarter of 2009, with effective application to January 1, 2009. The adoption of this standard did not have an impact on the financial position or results of operations of CI.

3. DISCONTINUED OPERATIONS

On October 26, 2009, CI announced that it had reached an agreement to sell the retail brokerage division of Blackmont Capital Inc. ["Blackmont"] for $93.3 million. This transaction closed on December 31, 2009. The capital markets division of Blackmont was spun out into a new wholly-owned subsidiary of CI Investments, named CI Capital Markets Inc. ["CI Capital"]. On February 4, 2010, CI sold CI Capital to the employees of this subsidiary. This transaction is expected to close on February 26, 2010. The results of operations of Blackmont and CI Capital have been reported as discontinued operations in the consolidated statement of income and comparative statements and related notes have been reclassified. All assets and liabilities of Blackmont and CI Capital have been reclassified in the consolidated balance sheet as "held for sale". As at December 31, 2009, assets and liabilities held for sale represents the assets and liabilities of CI Capital after the disposition of Blackmont. The results of operations of Blackmont and CI Capital have been excluded from the asset administration segment *[note 18]*. CI recorded a loss of $44,017 after transaction costs of $9,500 on the sale, which is presented as an impairment of goodwill.

Summarized financial information for the discontinued operations is as follows for the year ended December 31:

(in thousands)	**2009** **$**	2008 $
Revenue		
Administration fees	**102,018**	135,603
Other income	**4,410**	10,108
	106,428	145,711
Expenses		
Selling, general and administrative	**65,378**	76,186
Investment dealer fees	**43,056**	66,870
Impairment of goodwill	**44,017**	—
Other	**7,833**	10,458
	160,284	153,514
Loss from discontinued operations before income taxes	**(53,856)**	(7,803)
Provision for (recovery of) income taxes		
Current	**7**	232
Future	**(2,526)**	(2,151)
	(2,519)	(1,919)
Net loss from discontinued operations for the year	**(51,337)**	(5,884)
Basic and diluted loss per share from discontinued operations *[note 10(e)]*	**(0.18)**	(0.02)

Summarized financial information for the assets and liabilities held for sale is as follows as at December 31:

(in thousands)	**2009** **$**	2008 $
Current assets held for sale		
Cash and cash equivalents	**5,000**	44,913
Client and trust funds on deposit	**299**	225,460
Securities owned, at market	**86**	34,776
Accounts receivable and prepaid expenses	**1,285**	149,524
	6,670	454,673
Non-current assets held for sale		
Capital assets, net	**268**	8,850
Future income taxes	—	19,621
Goodwill	—	74,599
Other assets	—	26,178
	268	129,248
Total assets held for sale	**6,938**	583,921
Current liabilities held for sale		
Accounts payable and accrued liabilities	**266**	46,998
Client and trust funds payable	**288**	362,058
Securities sold short, at market	**7**	11,195
Total liabilities held for sale	**561**	420,251
Net assets held for sale	**6,377**	163,670

4. CAPITAL ASSETS

Capital assets consist of the following as at December 31:

	2009		2008	
	Cost **$**	**Accumulated amortization** **$**	Cost $	Accumulated amortization $
Computer hardware and software	**33,645**	**30,101**	31,316	27,489
Office equipment	**9,158**	**8,089**	9,158	7,213
Leasehold improvements	**26,460**	**12,836**	24,673	9,443
	69,263	**51,026**	65,147	44,145
Less accumulated amortization	**51,025**		44,145	
Net book value	**18,238**		21,002	

[in thousands of dollars, except per share amounts]

5. FUND CONTRACTS

Fund contracts consist of the following as at December 31:

	2009		2008	
	Cost	**Accumulated amortization**	Cost	Accumulated amortization
	$	**$**	$	$
Fund administration contracts	**37,600**	**9,048**	37,600	7,543
Fund management contracts				
Finite life	**27,500**	**13,056**	27,500	9,882
Indefinite life	**967,082**	**—**	967,082	—
	1,032,182	**22,104**	1,032,182	17,425
Less accumulated amortization	**22,104**		17,425	
Net book value	**1,010,078**		1,014,757	

6. OTHER ASSETS, INCOME AND EXPENSE

Other assets consists mainly of an investment in a limited partnership, long-term accounts receivable, prepaid expenses, deferred charges and loans advanced to employees, shareholders and investment advisors.

CI has an employee share purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at December 31, 2009, the carrying amount of employee share purchase loans is $15,846 [2008 – $19,333] and is included in other assets. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at December 31, 2009, the shares held as collateral have a market value of approximately $29,030 [2008 – $22,494].

Other assets include shareholder loans in the amount of $11,303 as at December 31, 2009 [2008 – $16,698] issued primarily to investment advisors. These amounts are secured primarily by common shares of CI that are held as collateral. These loans become due immediately either on termination of the advisor relationship or upon the sale of CI shares that are held as collateral. As at December 31, 2009, the shares held as collateral have a market value of approximately $17,352 [2008 – $13,522].

CI has a hiring and retention incentive program whereby loans are extended to current investment advisors. These loans are initially recorded at their principal amount, may bear interest at prescribed rates and are forgiven on a straight-line basis over the applicable contractual period, which varies in length from three to seven years. The forgiven amount is included in selling, general and administration expenses. As at December 31, 2009, loans to investment advisors of $7,151 [2008 – $10,858] are included in other assets. These loans become due on demand upon termination or breach in the terms of the agreements.

Other income consists mainly of institutional management fees, custody fees, equity income and interest income. Other expenses consist mainly of institutional management expenses, distribution fees to limited partnerships and capital taxes.

[in thousands of dollars, except per share amounts]

7. LONG-TERM DEBT

Long-term debt consists of the following as at December 31:

	2009 $	2008 $
Credit facility		
Bankers' acceptances	**129,025**	990,001
Prime rate loan	—	9,400
	129,025	999,401
Debentures		
$100 million, floating rate, due December 16, 2011	**99,640**	—
$250 million, 3.30%, due December 17, 2012	**248,960**	—
$200 million, 4.19%, due December 16, 2014	**198,899**	—
	547,499	—
	676,524	999,401

Credit facility

Effective December 16, 2009, CI's revolving credit facility was amended to reduce the amount that may be borrowed to $250,000 [2008 – $1,250,000] and to only include one Canadian chartered bank [2008 – three Canadian chartered banks]. Amounts may be borrowed under this facility in Canadian dollars through prime rate loans, which bear interest at the greater of the bank's prime rate plus 0.65% and the Canadian Deposit Offering Rate plus 0.75%, or bankers' acceptances, which bear interest at bankers' acceptance rates plus 1.65%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank's reference rate for loans made by it in Canada in U.S. funds plus 0.65% and the federal funds effective rate plus 0.75%, or LIBOR loans which bear interest at LIBOR plus 1.65%.

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 1.65% on any undrawn portion. As at December 31, 2009, CI had accessed $480 [2008 – $600] by way of letters of credit.

Loans are made by the bank under a 364-day revolving credit facility, the term of which may be extended annually at the bank's option. If the bank elects not to extend the term, 50% of the outstanding principal amount shall be repaid in equal quarterly instalments over the following two years, with the remaining 50% of the outstanding principal balance due two years following the first quarter-end payment.

The credit facility is fully and unconditionally guaranteed by CI Investments and United, wholly-owned subsidiaries of CI, and may be guaranteed by certain other subsidiaries of CI. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is within its financial covenants with respect to its credit facility, which require that the debt to earnings before interest, taxes, depreciation and amortization ratio remain below 2.5:1 and that CI's assets under management not fall below $35 billion, calculated based on a rolling thirty-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

[in thousands of dollars, except per share amounts]

As at December 31, 2009, the amount drawn on the credit facility had an effective interest rate of 1.92% [2008 – 3.17%]. Interest expense attributable to the credit facility for the year ended December 31, 2009 was $25,871 [2008 – $44,963].

Debentures

On December 16, 2009, CI completed an offering pursuant to which it issued $550 million principal amount of debt securities comprised of $100 million principal amount of floating rate debentures due December 16, 2011 [the "Floating Rate Debentures"], $250 million principal amount of 3.30% debentures due December 17, 2012 [the "2012 Debentures"] and $200 million principal amount of 4.19% debentures due December 16, 2014 [the "2014 Debentures"], being referred to collectively herein as the "Debentures".

The Floating Rate Debentures will bear interest at the average three-month bankers' acceptance rate, of quotes shown on the Reuters Screen CDOR on the closing date and thereafter on each interest payment date, plus 1.20%, in arrears on March 16, June 16, September 16 and December 16 in each year, commencing March 16, 2010. Interest on the 2012 Debentures will be paid at the rate set out above, semi-annually in arrears on December 17 and June 17 in each year commencing June 17, 2010. Interest on the 2014 Debentures will be paid at the rate set out above, semi-annually in arrears on December 16 and June 16 in each year commencing June 16, 2010.

CI may, at its option, redeem the 2012 Debentures or the 2014 Debentures, in whole or in part, from time to time, on not less than 30 nor more than 60 days' prior notice to the registered holder, at a redemption price which is equal to the greater of par or the Government of Canada Yield, plus 36 basis points in the case of the 2012 Debentures and 41 basis points in the case of the 2014 Debentures. CI considers this embedded prepayment option to be closely related to the Debentures and as such, does not account for it separately as a derivative.

In the event that both a change of control occurs and the rating of the Debentures is lowered to below investment grade, defined as below BBB- by Standard and Poors and BBB (low) by DBRS Limited, CI will be required to make an offer to repurchase all or, at the option of each holder, any part of each holder's Debentures at a purchase price payable in cash equivalent to 101% of the outstanding principal amount of the Debentures together with accrued and unpaid interest, to the date of purchase.

CI considers the likelihood of a change in control event and the likelihood of exercising the prepayment option when determining the carrying value of the Debentures.

The Debentures were issued for gross proceeds of $549,905 or a price of 99.98, before issuance costs of $2,425. The net proceeds were used to repay amounts owed on CI's revolving credit facility. The issuance costs of $2,425 and the discount of $95 will be amortized over the term of the Debentures using the effective interest rate method. The amortization expense related to the discount and transaction costs for the period December 16, 2009 to December 31, 2009 was $19 which is included in interest expense.

The Debentures are fully and unconditionally guaranteed by CI Investments and United, wholly-owned subsidiaries of CI, and may be guaranteed by certain other subsidiaries of CI.

[in thousands of dollars, except per share amounts]

On December 16, 2009, CI entered into interest rate swap agreements with a Canadian Chartered Bank to swap the fixed rate payments on the 2012 Debentures and the 2014 Debentures for floating rate payments. Based on the terms of the agreements, CI will pay a rate equivalent to the 3-month Canadian bankers' acceptance rate CDOR plus a spread of 142.4 basis points on the 2012 Debentures and a spread of 157.6 basis points on the 2014 Debentures. The rates are reset quarterly and paid semi-annually to match the fixed payment obligations of the Debentures. The swap agreements terminate on the maturity date of the respective Debentures unless terminated by CI at an earlier date. As at December 31, 2009, the fair value of the interest rate swap was an unrealized loss of $3,680 and is included in long-term debt in the consolidated balance sheet. Interest expense attributable to the Debentures for the period December 16, 2009 to December 31, 2009 was $425.

8. PREFERRED SHARES ISSUED BY SUBSIDIARY

As at December 31, 2009, there are 20,662,500 preferred shares issued and outstanding. These preferred shares were issued on December 31, 2004, vest in equal instalments over a three-year period and will be redeemed or purchased for $1.00 per share, subject to adjustments, beginning January 22, 2010. The preferred shares do not have any entitlement to dividends nor do they have any voting rights. As at January 31, 2010, 20,420,531 preferred shares had been redeemed at a value of $20,421.

9. RESTRUCTURING COSTS

During the year ended December 31, 2008, restructuring costs of $11 million were accrued and include severance payments and exit costs related to the downsizing of CI's activities as a result of market conditions. As at December 31, 2009, restructuring costs of $11.0 million [2008 – $2.6 million] had been paid and nil [2008 – $8.4 million] is included in accounts payable and accrued liabilities.

10. SHARE CAPITAL

[a] Authorized and issued

A summary of the changes to CI's share capital pursuant to the Conversion from an income trust to a corporation on January 1, 2009 is as follows:

Units	Number of units (in thousands) #	Stated value $
Trust units, balance, December 31, 2007	134,713	894,230
Issuance of unit capital	15,002	210,048
Issuance of unit capital on vesting of deferred equity units	699	18,852
Unit repurchase	(4,722)	(31,489)
Conversion from Exchangeable LP units	89,065	542,559
Trust units, balance, December 31, 2008	234,757	1,634,200
Conversion to CI common shares	(234,757)	(1,634,200)
Trust units, balance, January 1, 2009 and thereafter	—	—
Exchangeable LP units, balance, December 31, 2007	146,801	894,271
Conversion to Trust units	(89,065)	(542,559)
Exchangeable LP units, balance, December 31, 2008	57,736	351,712
Conversion to CI common shares	(57,736)	(351,712)
Exchangeable LP units, balance, January 1, 2009 and thereafter	—	—
Trust and Exchangeable LP units, December 31, 2008	292,493	1,985,912
Trust and Exchangeable LP units, December 31, 2009	—	—

Common Shares	Number of units (in thousands) #	Stated value $
Authorized:		
An unlimited number of common shares of CI		
Issued:		
Conversion from Trust units	234,757	1,634,200
Conversion from Exchangeable LP units	57,736	351,712
Issuance of share capital on vesting of deferred equity units	1,588	38,368
Share repurchase	(2,260)	(15,434)
Common shares, balance, December 31, 2009	**291,821**	**2,008,846**

During the year ended December 31, 2009, 2,131,476 shares [2008 – 3,636,691 units] were repurchased under a normal course issuer bid at an average cost of $16.10 per share [2008 – $22.55 per unit] for total consideration of $34,309 [2008 – $82,007]. Deficit was increased by $19,758 [2008 – $57,722] for the cost of the shares repurchased in excess of their stated value.

During the year ended December 31, 2009, 128,900 shares [2008 – 1,085,052 units] were repurchased for CI's deferred equity unit plan for total consideration of $2,264 [2008 – $26,084] increasing the deficit by $1,381 [2008 – $18,880].

On December 30, 2008, CI issued 15,000,000 Trust units, at the market price of $14.00 per unit for gross proceeds of $210,000. Unit issuance costs were $9,261, of which $1,498 was paid to Blackmont, a related party at that time. Non-related party issuance costs of $7,763 [$5,265 net of income taxes] were recorded as a charge against retained earnings.

[b] Employee incentive share option plan

CI has an employee incentive share option plan [the "Share Option Plan"], as amended and restated, for the executives and key employees of CI. On June 30, 2006, as part of CI's conversion to an income trust, the Share Option Plan was amended and restated and all options under the Share Option Plan were exchanged for unit options. On January 1, 2009, as part of the Conversion from an income trust back to a corporation, the Share Option Plan was amended and restated and all unit options under the Share Option Plan were exchanged for share options.

The maximum number of shares that may be issued under the Share Option Plan is 14,000,000 shares. As at December 31, 2009, there are 6,394,099 shares [2008 – 3,437,830 units] reserved for issuance on exercise of share options. These options vest over periods of up to five years, may be exercised at prices ranging from $11.60 to $23.09 per share with a total intrinsic value of $56,823 as at December 31, 2009 [2008 – $1,878] and expire at dates up to 2014.

A summary of the changes in the Share Option Plan is as follows:

	Number of options (in thousands) #	Weighted average exercise price $
Options outstanding, December 31, 2007	**2,878**	**18.80**
Options exercisable, December 31, 2007	**2,103**	**18.98**
Options granted	973	12.57
Options exercised	(321)	15.08
Options cancelled	(92)	32.11
Options outstanding, December 31, 2008	**3,438**	**17.03**
Options exercisable, December 31, 2008	**2,460**	**18.78**
Options granted	4,733	12.40
Options exercised	(1,131)	17.54
Options cancelled	(646)	21.01
Options outstanding, December 31, 2009	**6,394**	**13.11**
Options exercisable, December 31, 2009	**1,067**	**16.52**

The option component of equity-based compensation expense under the Share Option Plan for the year ended December 31, 2009 of $36,795 [2008 – expense recovery of $24,474] has been included in selling, general and administrative expenses.

Options outstanding and exercisable as at December 31, 2009 are as follows:

Exercise price $	Number of options outstanding (in thousands) #	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands) #
11.60	3,961	4.2	—
12.57	908	3.9	262
15.59	359	4.3	—
17.04	303	0.4	303
18.10	20	4.5	—
18.15	477	0.5	477
18.20	341	4.4	—
18.94	14	1.0	14
19.34	2	0.6	2
20.02	1	0.3	1
23.06	6	1.1	6
23.09	2	1.8	2
11.60 to 23.09	**6,394**	**3.7**	**1,067**

[c] Deferred equity unit plan

CI has a deferred equity unit plan ["DEU Plan"] for senior executives, investment advisors and other key employees. DEU Awards are granted to eligible participants in lieu of compensation and vest over a period of up to three years. Each vested DEU Award entitles the participant to receive one common share of CI. Compensation expense is recognized and credited to contributed surplus. Upon vesting, amounts previously recorded as contributed surplus are credited to share capital.

During the year ended December 31, 2009, CI credited contributed surplus for $249 [2008 – $27,139] related to compensation. During the year ended December 31, 2009, CI credited share capital for $37,823 [2008 – $18,852] on vesting of 1,370,000 [2008 – 699,000] DEU Awards and on the release of 190,000 DEU Awards related to the disposition of Blackmont. Share capital was credited $545 on the transfer of 28,435 shares from the compensation trust to the advisor equity plan. As at December 31, 2009, the unamortized value of DEU Awards outstanding is $73 [2008 – $2,847].

[d] Compensation trust

CI uses a compensation trust to acquire shares on the open market in order to fulfill its obligations under the DEU Plan. A summary of the changes in the DEU Awards outstanding and the shares repurchased by the compensation trust for the DEU plan is as follows:

	Number of DEU's Awards (in thousands)
DEU Awards outstanding, December 31, 2007	**1,675**
Granted	1,169
Cancelled	(145)
Vested	(699)
DEU Awards outstanding, December 31, 2008	**2,000**
Granted	173
Cancelled	(119)
Disposition of Blackmont	(190)
Vested	(1,370)
DEU Awards outstanding, December 31, 2009	**494**

Shares held by the compensation trust, December 31, 2007	**1,725**
Shares repurchased for DEU Plan	1,085
Released on vesting	(699)
Shares held by the compensation trust, December 31, 2008	**2,111**
Shares repurchased for DEU Plan	129
Disposition of Blackmont	(190)
Transfer to advisor equity plan	(28)
Released on vesting	(1,370)
Shares held by the compensation trust, December 31, 2009	**652**

[e] Basic and diluted earnings per share

The weighted average number of shares outstanding for the year ended December 31 is as follows:

(in thousands)	**2009**	2008
Basic	**292,482**	278,658
Diluted	**293,596**	280,534

[f] Maximum share dilution

The following table presents the maximum number of shares that would be outstanding if all the outstanding options as at January 31, 2010 were exercised and outstanding:

(in thousands)	
Shares outstanding at January 31, 2010	291,624
DEU Awards outstanding	293
Options to purchase shares	5,908
	297,825

11. FINANCIAL INSTRUMENTS

Financial instruments are classified according to the following categories as at December 31:

	2009		2008	
(in thousands)	**Carrying value** **$**	**Fair value** $	Carrying value **$**	Fair value $
Financial assets				
Held-for-trading				
Cash and cash equivalents	**72,120**	**72,120**	35,168	35,168
Loans and receivables				
Client and trust funds on deposit	**109,004**	**109,004**	108,150	108,150
Accounts receivable	**84,543**	**84,543**	120,804	120,804
Other assets	**47,826**	**47,826**	64,526	64,526
Available-for-sale				
Marketable securities	**6,460**	**6,460**	10,774	10,774
Other assets	—	—	8,176	8,176
Total financial assets	**319,953**	**319,953**	**347,598**	**347,598**
Financial liabilities				
Other financial liabilities				
Accounts payable and accrued liabilities	**138,140**	**138,140**	116,697	116,697
Dividends payable	**35,096**	**35,096**	—	—
Client and trust funds payable	**108,004**	**108,004**	107,297	107,297
Long-term debt*	**676,524**	**676,524**	999,401	999,401
Preferred shares issued by subsidiary	**20,662**	**20,662**	19,678	19,678
Total financial liabilities	**978,426**	**978,426**	1,243,073	1,243,073

*Long-term debt includes the value of the interest rate swap *[note 7]*.

Available-for-sale assets as at December 31, 2009, include CI's marketable securities which are reflected at fair value. During the third quarter of 2009, CI recognized a gain of $3,192 in net income on the sale of its publicly held securities which were previously adjusted for impairment of $6,000 during the fourth quarter of 2008. During the third quarter of 2008, CI determined that its investment in the privately held investment became permanently impaired and adjusted the cost and carrying value of marketable securities by $5,000. The total impairment adjustment was recognized in net income as an impairment of available-for-sale assets in 2008.

At December 31, 2008, available-for-sale assets also included a long-term investment of $8,176 which did not have an active equity market. This investment was carried at cost less impairment and repaid in full during the first quarter of 2009.

The valuation of the interest rate swap and the Debentures, included as part of long-term debt, qualifies for hedge accounting and accordingly, the carrying value of the combined amounts approximates fair value.

For all other financial assets and financial liabilities, the carrying value approximates fair value due to the short-term nature of these investments.

Fair value hierarchy

The following table presents the financial instruments recorded at fair value in the consolidated balance sheet, classified using the fair value hierarchy described in *note 2*, as at December 31, 2009.

Financial liabilities

(in thousands)	Level 1 $	Level 2 $	Level 3 $	Total at fair value $
Financial assets				
Cash and cash equivalents	72,120	—	—	72,120
Marketable securities	—	6,460	—	6,460
Total financial assets	**72,120**	**6,460**	—	**78,580**

As at December 31, 2008, CI had an available-for-sale investment with a fair value of $8,176 using Level 3 inputs. During the year ended December 31, 2009 proceeds of $8,176 were received, reducing the carrying value to nil.

12. RISK MANAGEMENT

Risk management is an integrated process with independent oversight. CI's compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. CI's senior management takes an active role in the risk management process by reviewing policies and procedures within each business segment and assessing and mitigating the various financial risks that could impact CI's financial position and results of operations.

[in thousands of dollars, except per share amounts]

CI's financial instruments bear the following financial risks:

[a] Market risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity prices. Management of CI's market risk is the responsibility of the Chief Financial Officer. The corporate finance group reviews the exposure to interest rate risk, foreign currency risk and equity risk by identifying, monitoring and reporting potential market risks to the Chief Financial Officer. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indexes.

[i] Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Fluctuations in interest rates have a direct impact on the interest payments CI makes on its long-term debt.

Debt outstanding on CI's credit facility of $129,025 is borrowed at a floating interest rate. The existing credit facility provides CI with the option of fixing interest rates, should CI change its view on its exposure to rising interest rates. As at December 31, 2009, CI also has $550,000 in Debentures, of which $100,000 is based on a floating interest rate and the remaining $450,000 is based on fixed interest rates. At the time of issuance, CI entered into interest rate swap agreements with a Canadian chartered bank to convert the fixed interest rates to floating interest rates.

Based on the amount borrowed under the credit facility and Debentures outstanding as at December 31, 2009, each 25 basis point increase or decrease in interest rates would result in annual interest expense increasing or decreasing by $1.7 million [2008 – $2.5 million], respectively.

[ii] Foreign exchange risk

As at December 31, 2009, net financial assets of $4 million [2008 – $13 million] were denominated in U.S. currency. A 10% increase or decrease in U.S. exchange rates would result in a foreign exchange gain or loss of $0.4 million [2008 – $1.3 million], respectively. CI may enter into forward contracts to manage its foreign exchange exposure.

[iii] Equity risk

CI's marketable securities as at December 31, 2009 of $6,460 [2008 – $10,774] are exposed to equity risk. Based on the carrying amount of these assets at December 31, 2009, an increase or decrease in equity market prices by 10% would result in estimated gains or losses of $0.6 million [2008 – $1.1 million], respectively.

[b] Liquidity risk

Liquidity risk arises from the possibility that CI will encounter difficulties in meeting its financial obligations as they fall due. CI manages its liquidity risk through a combination of cash received from operations as well as borrowings under its revolving credit facility. Liquidity is monitored through a daily cash management process that includes the projection of cash flows to ensure CI meets its funding obligations.

CI's liabilities have contractual maturities, excluding interest payments, as follows:

(in thousands)	Total $	2010 $	2011 $	2012 $	2013 $	2014 $
Accounts payable and accrued liabilities	138,140	138,140	—	—	—	—
Dividends payable	35,096	35,096				
Client and trust funds payable	108,004	108,004	—	—	—	—
Long-term debt	679,024	8,062	132,256	338,706	—	200,000
Preferred shares issued by subsidiary	20,662	20,662	—	—	—	—
Total	**980,926**	**309,964**	**132,256**	**338,706**	**—**	**200,000**

[c] Credit risk

Credit risk arises from the potential that investors, clients or counterparties fail to satisfy their obligations.

As at December 31, 2009, financial assets of $241,373 [2008 – $301,656], represented by client and trust funds on deposit of $109,004 [2008 – $108,150], accounts receivable of $84,543 [2008 – $120,804] and other assets of $47,826 [2008 – $72,702], were exposed to credit risk. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral where appropriate.

Client and trust funds on deposit consist mainly of cash deposits or unsettled trade receivables. CI may also extend amounts to clients on a margin basis for security purchases. Collateral is provided in margin accounts by each client in the form of securities purchased and/or other securities and cash balances. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties.

Credit risk associated with accounts receivable is limited as the balance primarily consists of trade receivables that are outstanding for less than 90 days.

Other assets primarily represent loans granted under CI's employee share purchase plan and loans extended to investment advisors under CI's hiring and incentive program. Employee loans are collateralized by CI shares and become due immediately upon termination of the employee or upon the sale of the shares held as collateral. Commissions may be used to offset loan amounts made to investment advisors in the event of default. Credit risk associated with other assets is limited given the nature of the relationship with the counterparties.

[in thousands of dollars, except per share amounts]

13. CAPITAL MANAGEMENT

CI's objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants.

CI's capital is comprised of shareholders' equity, long-term debt [including current portion of long-term debt] and preferred shares issued by subsidiary. CI's senior management is responsible for the management of capital. CI's Board of Directors is responsible for reviewing and approving CI's capital policy and management.

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. As at December 31, 2009 and 2008, CI met its capital requirements.

CI's capital consists of the following as at December 31:

	2009	2008
	$	$
Shareholders' equity	**1,610,935**	1,601,712
Long-term debt	**676,524**	999,401
Preferred shares issued by subsidiary	**20,662**	19,678
Total capital	**2,308,121**	2,620,791

14. DIVIDENDS

Dividends are declared quarterly to shareholders of record on or about the last business day of each month and are paid on or about the 15th of the following month.

Dividends declared during the years ended December 31, 2008 and 2009 were as follows:

		Cash distribution per unit	**Total distribution amount**
Record date	**Payment date**	**$**	**$**
January 1, 2008	January 15, 2008	0.05	14,109
January 31, 2008	February 15, 2008	0.19	53,818
February 29, 2008	March 13, 2008	0.16	43,687
March 31, 2008	April 4, 2008	0.16	45,785
April 30, 2008	May 14, 2008	0.16	43,607
May 31, 2008	June 12, 2008	0.17	47,560
June 30, 2008	July 14, 2008	0.17	47,865
July 31, 2008	August 14, 2008	0.17	47,656
August 31, 2008	September 12, 2008	0.17	48,283
September 30, 2008	October 14, 2008	0.17	47,609
October 31, 2008	November 13, 2008	0.17	46,616

[in thousands of dollars, except per share amounts]

Record date	Payment date	Cash dividend per share $	Total dividend amount $
March 31, 2009	April 15, 2009	0.16	46,886
May 31, 2009	June 15, 2009	0.10	29,120
June 30, 2009	July 15, 2009	0.05	14,624
July 31, 2009	August 14, 2009	0.05	14,613
August 31, 2009	September 15, 2009	0.05	14,627
September 30, 2009	October 15, 2009	0.05	14,601
October 31, 2009	November 13, 2009	0.05	14,601
November 30, 2009	December 15, 2009	0.06	17,503
December 31, 2009	January 15, 2010	0.06	17,507
January 31, 2010	February 15, 2010	0.06	17,549

15. COMMITMENTS AND CONTINGENCIES

Lease commitments

CI has entered into leases relating to the rental of office premises and computer equipment. The approximate future minimum annual rental payments under such leases are as follows:

	$
2010	11,478
2011	7,206
2012	9,206
2013	8,349
2014	7,538
2015 and thereafter	68,525

Shareholder advisor agreements

CI is a party to shareholder advisor agreements, which provide that the shareholder advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the shareholder advisor agreements.

Indemnities

CI has agreed to indemnify its directors and officers, and certain of its employees in accordance with its by-laws. CI maintains insurance policies that may provide coverage against certain claims.

Litigation

CI is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the financial position or results of operations of CI.

[in thousands of dollars, except per share amounts]

16. RELATED PARTY TRANSACTIONS

On October 6, 2008, Sun Life Financial Inc. ["Sun Life"] announced the sale of its 37% interest in CI to Bank of Nova Scotia ["Scotiabank"] for $22.00 per share for a total consideration of $2.3 billion. The transaction closed on December 12, 2008 and as a result, Sun Life is no longer a related party of CI and Scotiabank became a related party for financial reporting purposes.

CI had entered into transactions related to the advisory and distribution of its mutual and segregated funds with Sun Life. These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the period from January 1, 2008 to December 12, 2008, CI incurred charges for deferred sales commissions of $41,844, and trailer fees of $90,280 which were paid or payable to Sun Life.

CI has entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions are in the normal course of operations and are recorded at the agreed upon exchange amounts. During the year ended December 31, 2009, CI incurred charges for deferred sales commissions of $2,449 and trailer fees of $5,884 [period from December 13, 2008 to December 31, 2008 – $197 and $259, respectively] which were paid or payable to Scotiabank. The balance payable to Scotiabank as at December 31, 2009 of $602 [2008 – $422] is included in accounts payable and accrued liabilities.

Scotiabank is the provider of and administrative agent for CI's revolving credit facility. As at December 31, 2009, CI had drawn long-term debt of $129,025 [2008 – $999,401] in the form of bankers' acceptances of $129,025 [2008 – $990,001 in the form of bankers' acceptances and a prime rate loan of $9,400]. During the year ended December 31, 2009, interest and stamping fees of $25,446 [period from December 13, 2008 to December 31, 2008 – $1,395] was recorded as interest expense.

On December 16, 2009, Scotiabank and Blackmont acted as agents in offering CI's Debentures for sale. As an agent, Scotiabank received $534 and Blackmont received $100. These amount have been netted against long-term debt and will be amortized using the effective interest rate method over the term of the Debentures. Also, on December 16, 2009, CI entered into an interest rate swap agreement with Scotiabank as described in *note 7*.

During 2008, CI provided a demand loan to one of its managed funds pursuant to a promissory note agreement. The loan facility was for a maximum of $50 million and interest was calculated at market rates. As at December 31, 2008, $32,605 was outstanding, including accrued interest, and is included in accounts receivable and prepaid expenses. The loan was repaid in 2009. During the year ended December 31, 2009, interest of $608 [2008 – $312] was recorded and included in other income.

17. INCOME TAXES

On March 26, 2009, the Ontario Ministry of Finance, in its 2009 Budget, proposed a reduction to the general corporate provincial income tax rate from 14% to 12% effective July 1, 2010 and to 10% by July 1, 2013. On November 16, 2009, these tax rate changes became substantively enacted resulting in a $45,413 non-cash recovery of future income taxes for the year ended December 31, 2009.

[in thousands of dollars, except per share amounts]

The following is a reconciliation between CI's statutory and effective income tax rates for the year ended December 31:

	2009	2008
	%	%
Combined Canadian federal and provincial income tax rate	32.9	33.4
Increase (decrease) in income taxes resulting from		
Income distributed to unitholders	—	(37.2)
Impact of rate changes on future income taxes	(15.9)	(1.6)
Recovery of prior years provisions for settled tax items	(2.4)	—
Other, net	1.3	1.4
	13.3	(4.0)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI's future income tax liabilities and assets are as follows at December 31:

	2009	2008
	$	$
Future income tax liabilities		
Fund contracts	**248,226**	280,768
Deferred sales commissions	**159,477**	180,813
Other	**2,992**	1,159
Total future income tax liabilities	**410,695**	462,740
Future income tax assets		
Equity-based compensation	**9,644**	31
Non-capital loss carryforwards	**19,217**	110,342
Other	**17,573**	20,050
Total future income tax assets	**46,434**	130,423
Net future income tax liabilities	**364,261**	332,317

The net future income tax liabilities are classified in the consolidated balance sheets as follows at December 31:

	2009	2008
	$	$
Current future income tax assets	**9,644**	31
Non-current future income tax liabilities	**373,905**	332,348

[in thousands of dollars, except per share amounts]

18. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United excluding AWM, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information as at and for the year ended December 31, 2009 is as follows:

	Asset management $	Asset administration $	Intersegment elimination $	Total $
Management fees	1,041,519	—	—	1,041,519
Administration fees	—	195,106	(81,401)	113,705
Other revenue	36,062	27,199	—	63,261
Total revenue	1,077,581	222,305	(81,401)	1,218,485
Selling, general and administrative	229,281	50,716	—	279,997
Trailer fees	312,262	—	(12,561)	299,701
Investment dealer fees	—	151,913	(65,217)	86,696
Amortization of deferred sales commissions and fund contracts	166,224	1,504	(3,356)	164,372
Other expenses	16,225	3,504	—	19,729
Total expenses	723,992	207,637	(81,134)	850,495
Income before income taxes and non-segmented items	353,589	14,668	(267)	367,990
Interest expense	—	—	—	(26,540)
Provision for income taxes	—	—	—	(45,267)
Net income for the year				296,183
Identifiable assets*	1,711,896	257,702	(14,452)	1,955,146
Goodwill	858,703	192,582	—	1,051,285
Total assets	2,570,599	450,284	(14,452)	3,006,431

* including assets held for sale

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

December 31, 2009 and 2008

Segmented information as at and for the year ended December 31, 2008 is as follows:

	Asset management $	Asset administration $	Intersegment elimination $	Total $
Management fees	1,163,818	—	—	1,163,818
Administration fees	—	228,815	(98,445)	130,370
Other revenue	46,262	25,751	—	72,013
Total revenue	1,210,080	254,566	(98,445)	1,366,201
Selling, general and administrative	199,239	57,156	—	256,395
Trailer fees	350,275	—	(14,204)	336,071
Investment dealer fees	—	182,714	(80,111)	102,603
Amortization of deferred sales commissions and fund contracts	148,479	1,504	(2,821)	147,162
Other expenses	21,500	231	—	21,731
Total expenses	719,493	241,605	(97,136)	863,962
Income before income taxes and non-segmented items	490,587	12,961	(1,309)	502,239
Restructuring costs	—	—	—	(11,000)
Impairment of available-for-sale assets	—	—	—	(11,000)
Interest expense	—	—	—	(46,503)
Recovery of income taxes	—	—	—	17,504
Net income for the year				451,240
Identifiable assets*	1,773,534	803,606	(14,286)	2,562,854
Goodwill	858,703	192,582	—	1,051,285
Total assets	2,632,237	996,188	(14,286)	3,614,139

* including assets held for sale

[in thousands of dollars, except per share amounts]

19. FUTURE ACCOUNTING CHANGES

[a] Canadian accounting pronouncements

In January 2009, the CICA issued the following Handbook Sections, applicable to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption of these Sections is permitted, however, all Sections must be adopted concurrently. CI is currently evaluating the impact the adoption of these new standards will have on its financial position and results of operations.

[i] Section 1582 – *Business Combinations* was issued replacing Section 1581 – *Business Combinations* harmonizing the Canadian standards with International Financial Reporting Standard ["IFRS"] 3, *Business Combinations*.

[ii] Section 1601– Consolidated Financial Statements was issued replacing Section 1600, *Consolidated Financial Statements* and establishes the standards for preparing consolidated financial statements.

[iii] Section 1602 – *Non-Controlling Interests* specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.

[b] International Financial Reporting Standards

In February 2008, the AcSB confirmed that all Canadian publicly accountable enterprises will be required to adopt IFRS for years beginning on or after January 1, 2011. CI will adopt IFRS for the year beginning January 1, 2011 and will present the interim and annual consolidated financial statements including comparative 2010 financial statements in accordance with IFRS.

CI has developed a transition plan for the changeover to IFRS. During 2009, CI initiated its assessment of the impact of IFRS on accounting policies and implementation decisions; information technology and data systems; financial statement presentation and disclosures; internal control over financial reporting; disclosure controls and procedures and business activities including the impact on debt covenants. In 2010, CI will prepare its opening balance sheet and internally report its financial results in accordance with IFRS in preparation for adoption on January 1, 2011.

CI continues to assess the differences between IFRS and Canadian GAAP, as well as the alternatives available upon adoption. The impact these differences may have on the financial results has not been yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations.

20. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation in the current year.

[in thousands of dollars, except per share amounts]

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

On February 23, 2010, the Board of Directors declared monthly cash dividends of $0.06 per share payable on March 15, April 15 and May 14, 2010 to shareholders of record on March 2, March 31 and April 30, 2010, respectively.



RECEIVED
2010 AUG 30 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending February 28, 2010

Toronto, February 4, 2010 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending February 28, 2010 of $0.04167 per Priority Equity Share payable on February 26, 2010 to unitholders of record as at February 15, 2010.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2010\february\rel-cxc.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending February 28, 2010

Toronto, February 17, 2010 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending February 28, 2010 payable on March 12, 2010 to unitholders of record as at February 26, 2010:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Indicative Distribution For Next Twelve Months

Toronto, February 25, 2010 – CI Investments Inc. as manager of Skylon Growth & Income Trust (the "Trust") announces an indicative distribution for the following twelve months of $0.70 per unit ($0.05833 per month). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Trust's portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2010\february\rel-skg-indicative.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

RECEIVED
2010 AUG 30 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports asset growth of 20% in 2009

TORONTO (February 23, 2010) – CI Financial Corp. ("CI") today released audited financial results for the quarter and year ended December 31, 2009.

HIGHLIGHTS	Quarter ended December 31, 2009 (millions except per share amounts)	Quarter ended September 30, 2009 (millions except per share amounts)	% change	Quarter ended December 31, 2008 (millions except per share amounts)	% change
Average Retail Assets Under Management	$ 61,186	$ 57,963	6	$ 50,380	21
Gross Sales	2,298	1,821	26	2,455	(6)
Net Sales	363	246	48	(102)	nm
SG&A Expenses (adjusted) [2]	41 bps	42 bps	(2)	49 bps	(16)
EBITDA [1]	145.3	141.6	3	126.1	15
EBITDA (adjusted)[1,2]	158.5	153.2	3	125.2	27
Pre-Tax Operating Earnings[1]	143.7	133.7	7	109.5	31
Pre-Tax Operating Earnings Per Share[1]	0.49	0.46	7	0.39	26
Earnings Per Share	0.40	0.23	74	0.19	111
Earnings Per Share (adjusted) [2]	0.43	0.25	72	0.19	126
Long-Term Debt	676.5	781.0	(13)	999.4	(32)

Gross sales and net sales of funds for the year ended December 31, 2009 were $8.6 billion and $1.5 billion, respectively. Over the 12-month period ended December 31, 2009, CI ranked fourth in net sales among all Canadian fund companies. In the last six years, CI was the only fund company to generate over $1.2 billion in both long-term and total net sales per year. In December 2009, Eric Bushell, Chief Investment Officer of Signature Global Advisors, was named Morningstar Equity Fund Manager of the Year. Gerry Coleman, Chief Investment Officer of CI's Harbour Advisors, was named Money Manager of the Decade by *The Globe and Mail* newspaper.

For the quarter ended December 31, 2009, average retail assets were $61.2 billion, an increase of 6% over the previous quarter and an increase of 21% from the last quarter of 2008. CI's average retail assets under management for the year were $55.4 billion, a decrease of 8% from $60.2 billion in the previous year.

For the quarter ended December 31, 2009, CI reported EBITDA per share from continuing operations of $0.50 or a 4% increase from the prior quarter and an 11% increase from the last quarter of 2008. After adjusting for equity-based compensation expense, CI reported $0.54 per share, an increase of 4% over the prior quarter and 20% over the fourth quarter of 2008.

For the year ended December 31, 2009, CI reported EBITDA per share from continuing operations of $1.84, a decrease of 20% from $2.29 per share in 2008. After adjusting for equity-based compensation expense, CI reported $1.97 in EBITDA per share in 2009, down 11% from 2008.

CI reported earnings per share from continuing operations of $1.01 for the year, down 38% from $1.62 in 2008. After adjusting for equity-based compensation expense, CI reported $1.10 in earnings per share from continuing operations, down 30% from the prior year. In 2008, CI was structured as an income trust and, as such, claimed an income tax recovery of $17.5 million in 2008 versus an income tax expense of $45.3 million in 2009. Pre-tax operating earnings – a measure that provides for a pre-tax year-over-year comparison – declined 7% to $509.4 million in the year ended December 31, 2009 from $546.2 million in the prior year.

CI's continued cost containment resulted in selling, general and administrative ("SG&A") expenses from continuing operations for 2009, adjusted for equity-based compensation expense, to decline to 0.44% of average retail assets under management from 0.46% in 2008.

On December 16, 2009, CI completed the issue of $550 million of debentures, which were rated A low by DBRS and BBB + by Standard & Poor's. This first-ever issue of public debt securities by CI was over-subscribed by investors.

At December 31, 2009, CI had long-term debt of $676.5 million, down $322.9 million or 32% from a year earlier. The proceeds from the sale of Blackmont Capital Inc., which was completed on December 31, 2009, accounted for $104.8 million of this reduction. By February 22, 2010, CI had paid down a further $17.0 million of debt.

"In what started out as an incredibly difficult year, CI demonstrated why it has a long-term history of success," said Stephen A. MacPhail, CI President. "The money managers of our funds did a tremendous job for CI investors and were recognized through numerous industry awards and accolades, including Fund Manager of the Year and Fund Manager of the Decade; CI's funds continued to be top sellers, achieving an industry record of having net sales in 16 of the last 18 years. With our fiscal prudence, we not only reduced CI's debt by 32%, but also reduced costs as a percentage of assets, contributing to two dividend increases during the year and the appreciation of CI shares by 52%."

In other matters, the Board of Directors declared monthly cash dividends of $0.06 per share payable on each of March 15, 2010, April 15, 2010 and May 14, 2010 to shareholders of record on March 2, 2010, March 31, 2010 and April 30, 2010, respectively. The monthly dividend represents a yield of 3.4% on CI's closing share price of $21.11 on February 22, 2010.

As of January 31, 2010, CI had 291,623,777 shares outstanding.

For detailed financial statements for the year ended December 31, 2009, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports, or contact investorrelations@ci.com.

Analysts' Conference Call
Chief Executive Officer William T. Holland will host a conference call and webcast with analysts today at 4 p.m. Eastern time to discuss CI's fourth quarter results. The webcast will include a slide presentation and be available at www.ci.com/q4. Alternatively, investors may listen to the discussion by dialling (647) 427-7450 or 1-888-231-8191.

The call will be available for playback at 6 p.m. until March 9, 2010 at (416) 849-0833 or 1-800-642-1687 (passcode: 57984455, followed by the number sign). The webcast will be archived at www.ci.com/q4.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

- 30 -

For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

RECEIVED
2010 AUG 30 P 1:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces earnings conference call and webcast

TORONTO (February 19, 2010) – CI Financial Corp. ("CI") will release its financial results for the fourth quarter of fiscal 2009 on Tuesday, February 23, 2010. The results will be issued on Canada Newswire and www.ci.com/cix.

Chief Executive Officer William T. Holland will host a conference call with analysts that day at 4 p.m. Eastern time. The call and a slide presentation will be accessible through a webcast at www.ci.com/q4. Alternatively, investors may listen to the discussion by dialling (647) 427-7450 or 1-888-231-8191.

The call will be available for playback at 6 p.m. that day until March 9, 2010 at (416) 849-0833 or 1-800-642-1687 (passcode: 57984455, followed by the number sign). The webcast will be archived at www.ci.com/q4.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $86.6 billion in fee-earning assets at January 31, 2010. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

-30-

For further information:
Investor Relations
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

RECEIVED
2010 AUG 30 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for January

TORONTO (February 1, 2010) – CI Financial Corp. ("CI") today reported gross retail sales of $759 million and net sales of $100 million for the month of January. Total fee-earning assets at January 31, 2010 were $86.6 billion.

Net sales consisted of $116 million in net sales of long-term funds and $16 million of net redemptions in money market funds.

Assets under management at January 31, 2009, were $65.0 billion, consisting of investment funds at CI Investments Inc. of $61.2 billion and institutional assets of $3.9 billion. CI also reported assets under administration at Assante Wealth Management (Canada) Ltd. of $20.8 billion, and other fee-earning assets of $727 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI Financial **News Release**

CI FINANCIAL CORP. January 31, 2010 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$693	$577	$116
Short-term funds	$66	$82	-$16
TOTAL RETAIL FUNDS	$759	$659	$100

FEE-EARNING ASSETS	Dec. 31/09 (millions)	Jan. 31/10 (millions)	% Change
Retail assets under management	$62,773	$61,160	-2.6%
Institutional managed assets	3,890	3,870	-0.5%
TOTAL assets under management	$66,663	$65,030	-2.4%
Assante assets under administration*	21,489	20,828	-3.1%
CI other fee-earning assets	741	727	-1.9%
TOTAL FEE-EARNING ASSETS	$88,893	$86,585	-2.6%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Dec. 31/09 (millions)	Jan. 31/10 (millions)	% Change
Monthly average retail assets	$62,007	$62,718	1.1%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Dec. 31/09 (millions)	Jan. 31/10 (millions)	% Change
Quarterly average retail assets	$61,186	$62,718	2.5%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2009 (millions)	Fiscal 2010 (millions)	% Change
Fiscal year average retail assets	$55,430	$62,718	13.1%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	291,623,777	Bank debt	$644
QTD weighted avg. shares	291,664,433	Cash and marketable securities	(44)
Yield at $21.83	3.3%	Net debt outstanding	$600
In-the-money options	5,899,934	In-the-money option liability (net of tax)	$22
Percentage of all options	100%	Terminal redemption value of funds	$803
All options % of shares	2.0%	Quarter-to-date equity-based compensation**	$1

*Includes CI Investments fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($22.00) to January 31, 2010 ($21.83)

GEOGRAPHIC EXPOSURE OF AUM			
Canada	52%	Asia	3%
United States	22%	Other	3%
Europe	10%	Cash	10%

CI Financial **News Release**

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President
(416) 364-1145